SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Foresight Energy LP

(Name of Issuer)

Common Units Representing Limited Partner Interests, No Par Value

(Title of Class of Securities)

34552U104

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34552U104

1	Name of reporting person: Foresight Reserves, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 111,230,899(1)
	6	Shared voting power 0
	7	Sole dispositive power 111,230,899(1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 111,230,899(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 85.8%(2)
12	Type of reporting person PN

(1)	Includes 64,307,087 subordinated units which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership).
(2)	Based on 64,831,311 common units and 64,738,895 subordinated units outstanding as of January 30, 2015.

CUSIP No. 34552U104

1	Name of reporting person: Insight Resource, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 111,230,899(1)
	6	Shared voting power 0
	7	Sole dispositive power 111,230,899(1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 111,230,899(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 85.8%(2)
12	Type of reporting person OO

(1)	Includes 64,307,087 subordinated units which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership).
(2)	Based on 64,831,311 common units and 64,738,895 subordinated units outstanding as of January 30, 2015.

CUSIP No. 34552U104

1	Name of reporting person: Cline Resource and Development Company
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 111,230,899(1)
	6	Shared voting power 0
	7	Sole dispositive power 111,230,899(1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 111,230,899(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 85.8%(2)
12	Type of reporting person CO

(1)	Includes 64,307,087 subordinated units which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership).
(2)	Based on 64,831,311 common units and 64,738,895 subordinated units outstanding as of January 30, 2015.

CUSIP No. 34552U104

1	Name of reporting person: Christopher Cline
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5	Sole voting power 111,355,899(1)
	6	Shared voting power 0
	7	Sole dispositive power 111,355,899(1)
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 111,355,899(1)
10	Check if the aggregate amount in Row (9) excludes certain shares ☐
11	Percent of class represented by amount in Row (9) 85.9%(2)
12	Type of reporting person IN

(1)	Includes 64,307,087 subordinated units which may be converted into common units on a one-for-one basis after the expiration of the subordination period (as defined in the Issuer’s First Amended and Restated Agreement of Limited Partnership).
(2)	Based on 64,831,311 common units and 64,738,895 subordinated units outstanding as of January 30, 2015.

Item 1(a).	Name of issuer: Foresight Energy LP

Item 1(b).	Address of issuer’s principal executive offices:

211 N. Broadway, Suite 2600

St. Louis, Missouri 63102

Item 2(a).	Names of persons filing:

Foresight Reserves, LP

Insight Resource, LLC

Cline Resource and Development Company

Christopher Cline

Item 2(b).	Address or principal business office or, if none, residence:

Principal business office for each of Foresight Reserves, LP, Insight Resource, LLC, Cline Resource and Development Company and Christopher Cline is:

3801 PGA Blvd, Suite 903

Palm Beach Gardens, Florida 33410

Item 2(c).	Citizenship:

Foresight Reserves, LP is a Nevada limited partnership.

Insight Resource, LLC is a Delaware limited liability company.

Cline Resource and Development Company is a West Virginia corporation.

Christopher Cline is a United States citizen.

Item 2(d).	Title of class of securities: Common Units Representing Limited Partner Interests, No Par Value

Item 2(e).	CUSIP number: 34552U104

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not applicable.

Item 4.	Ownership:

The percent of class provided for each reporting person below is 64,831,311 common units and 64,738,895 subordinated units issuable upon conversion of subordinated units outstanding as of January 30, 2015.

1.	Foresight Reserves, LP

a.	Amount beneficially owned: 111,230,899 (includes 64,307,087 units issuable upon conversion of subordinated units)

b.	Percent of class: 85.8%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 111,230,899

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 111,230,899

iv.	Shared power to dispose or to direct the disposition of: 0

2.	Insight Resource, LLC

a.	Amount beneficially owned: 111,230,899 (includes 64,307,087 units issuable upon conversion of subordinated units)

b.	Percent of class: 85.8%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 111,230,899

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 111,230,899

iv.	Shared power to dispose or to direct the disposition of: 0

3.	Cline Resource and Development Company

a.	Amount beneficially owned: 111,230,899 (includes 64,307,087 units issuable upon conversion of subordinated units)

b.	Percent of class: 85.8%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 111,230,899

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 111,230,899

iv.	Shared power to dispose or to direct the disposition of: 0

4.	Christopher Cline

a.	Amount beneficially owned: 111,355,899 (includes 64,307,087 units issuable upon conversion of subordinated units)

b.	Percent of class: 85.9%

c.	Number of units as to which the person has:

i.	Sole power to vote or to direct the vote: 111,355,899

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 111,355,899

iv.	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of five percent or less of a class: Not applicable.

Item 6.	Ownership of more than five Percent on behalf of another person: Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person: Not applicable.

Item 8.	Identification and classification of members of the group: Not applicable.

Item 9.	Notice of dissolution of group: Not applicable.

Item 10.	Certifications: Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 17, 2015	FORESIGHT RESERVES, LP

	By	Insight Resource, LLC, general partner of Foresight Reserves, LP

	By:	Cline Resource and Development Company, sole manager of Insight Resource LLC

	By:	/s/ John F. Dickinson, II
	Name:	John F. Dickinson, II
	Title:	President

INSIGHT RESOURCE, LLC

	By	Cline Resource and Development Company, sole manager of Insight Resource LLC

	By:	/s/ John F. Dickinson, II
	Name:	John F. Dickinson, II
	Title:	President

CLINE RESOURCE AND DEVELOPMENT COMPANY

	By:	/s/ John F. Dickinson, II
	Name:	John F. Dickinson, II
	Title:	President

CHRISTOPHER CLINE

	By:	/s/ Christopher Cline
	Name:	Christopher Cline

[Signature Page – Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement